UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NETSUITE INC.

(Name of Subject Company (Issuer))

NAPA ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,473,545,994.00	$953,968.08

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of NetSuite Inc. (”NetSuite”), at a purchase price of $109.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 81,007,997 shares of common stock of NetSuite that were issued and outstanding as of August 8, 2016; (ii) 1,035,657 shares of common stock of NetSuite potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of August 8, 2016; (iii) 3,480,715 shares of common stock of NetSuite issuable upon the settlement of outstanding restricted stock units as of August 8, 2016; and (iv) 1,388,897 shares of common stock of NetSuite issuable upon the settlement of outstanding performance share units as of August 8, 2016. The foregoing figures have been provided by the issuer to the offeror and are as of August 8, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $953,968.08	Filing Party: Napa Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form or Registration No.: Schedule TO	Date Filed: August 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 18, 2016 by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of NetSuite Inc., a Delaware corporation (the “Company”), at a purchase price of $109.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed to disclose an extension of the Offer until October 6, 2016 to facilitate the completion of outstanding antitrust reviews that are necessary before the Offer can be consummated.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

The first paragraph in Section 16 – “Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” on page 47 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”)), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Oracle and NetSuite filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on August 24, 2016. On September 8, 2016, the acquiring party, Oracle, voluntarily withdrew its Premerger Notification and Report Form with the FTC and the Antitrust Division and re-filed the same on September 9, 2016. Oracle, in consultation with NetSuite, took this procedural step in order to facilitate the Antitrust Division’s review of the Offer and the Merger. The applicable waiting period under the HSR Act with respect to Purchaser’s purchase of the Shares pursuant to the Offer is now scheduled to expire at 11:59 pm, Eastern Time, on September 26, 2016.”

Amending and supplementing the fifth paragraph in Section 16 – “Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” on page 47 of the Offer to Purchase to add at the end of such paragraph the following:

“On September 3, 2016, the Austrian Antitrust Authority granted early termination of the statutory four-week waiting period applicable to the Offer under the Austrian Cartel Act. As a result, the Antitrust Condition with respect to the filing under the Austrian Cartel Act has been satisfied inasmuch as the waiting periods applicable to the Offer under the Austrian Cartel Act have terminated.”

Amending and supplementing the sixth paragraph in Section 16 – “Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” on page 48 of the Offer to Purchase to add at the end of such paragraph the following:

“Following the filing of the Notification Form with the Cyprus Commission for the Protection of Competition, the Cyprus Commission for the Protection of Competition requested Oracle to supplement the information submitted in relation to the Offer (and the Merger), as a result of which the deadline for the initial one-month review period applicable to the Offer under the Cyprus Control of Concentrations Law was automatically extended. It is now set to expire on September 26, 2016.”

Adding a new paragraph as the first paragraph on the cover page of the Offer to Purchase and as the second paragraph of the section titled “Summary Term Sheet” on page S-i of the Offer to Purchase to read as follows:

“The Offer was scheduled to expire at 12:00 midnight, Eastern Time, at the end of September 15, 2016. In accordance with the terms of the Merger Agreement, to facilitate the review of the Offer and the Merger by the Antitrust Division of the Department of Justice and the Cyprus Commission for the Protection of Competition, the Expiration Date of the Offer is extended until 12:00 midnight, Eastern Time, at the end of October 6, 2016, unless further extended. American Stock Transfer & Trust Company LLC, the depositary for the Offer, has indicated that as of 12:00 midnight, Eastern Time, at the end of September 8, 2016, approximately 81,176,835 Shares were issued and outstanding, and 32,132,178 Shares have been tendered into and not properly withdrawn from the Offer (including 0 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase).”

Adding a new heading and paragraphs at the end of Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase to read as follows:

“Legal Proceedings

On August 30, 2016, a putative class action complaint was filed in the United States District Court for the Northern District of California by purported stockholders of NetSuite in connection with the pending Offer and the Merger. The action captioned Palkon v. NetSuite Inc., et al. alleges that, among other things, the defendants, NetSuite, NetSuite’s board members, Oracle, OC Acquisition LLC and Napa Acquisition Corporation, misrepresented and/or omitted material facts in NetSuite’s Schedule 14D-9. The action seeks various remedies, including enjoining the proposed transaction from being consummated, rescission and damages in the event the proposed transaction is consummated, requiring the individual defendants to file an amended Schedule 14D-9 that does not contain any untrue statements of material fact, and costs and fees relating to the lawsuit.

The outcome of this matter is uncertain. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. Oracle and NetSuite believe that the action has no merit and intend to defend vigorously against the action.”

Adding a new paragraph at the end of Section 15 – “Conditions of the Offer” of the Offer to Purchase to read as follows:

“Notwithstanding any disclosure set forth in this Offer to Purchase, Parent and Purchaser confirm that the foregoing conditions to the Offer will be tested at the scheduled expiration of the Offer, and if all of such conditions have been satisfied or validly waived, Purchaser will, subject to Purchaser’s right to extend the Offer under the Merger Agreement, accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(C)	Press Release issued by Oracle Corporation on September 9, 2016, announcing the extension of the Offer.

(a)(5)(D)	Complaint captioned Dennis Palkon, on Behalf of Himself and All Others Similarly Situated v. NetSuite Inc., et al., filed on August 30, 2016, in the United States District Court for the Northern District of California.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2016

Napa Acquisition Corporation

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Vice President

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Secretary

Oracle Corporation

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 18, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated August 18, 2016.*

(a)(5)(A)	Press Release issued by Oracle Corporation on July 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on August 1, 2016).

(a)(5)(B)	FAQ issued by Oracle Corporation on July 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on August 1, 2016).

(a)(5)(C)	Press Release issued by Oracle Corporation on September 9, 2016, announcing the extension of the Offer.

(a)(5)(D)	Complaint captioned Dennis Palkon, on Behalf of Himself and All Others Similarly Situated v. NetSuite Inc., et al., filed on August 30, 2016, in the United States District Court for the Northern District of California.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 28, 2016, by and among NetSuite Inc., OC Acquisition LLC, Napa Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Oracle Corporation with the SEC on August 1, 2016).

(d)(2)	Form of Tender and Support Agreement among OC Acquisition LLC, Napa Acquisition Corporation and the stockholder party thereto (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).

(d)(3)	Tender and Support Agreement, dated as of July 28, 2016, among OC Acquisition LLC, Napa Acquisition Corporation and NetSuite Restricted Holdings LLC (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).

(d)(4)	Confidentiality Agreement, dated as of May 5, 2016, between Oracle Corporation and NetSuite Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).

(d)(5)	Exclusivity Agreement, dated as of July 15, 2016, between NetSuite Inc. and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed with the Schedule TO